

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 20, 2024

Darren Hoo
Principal Executive Officer
Megan Holdings Ltd.
B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

> **Re: Megan Holdings Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted January 31, 2024**
> **CIK No. 0001995075**

Dear Darren Hoo:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Transfers of Cash to and from Our Subsidiary, page 2

1.   We note your revised disclosure in response to comment 5. Please further revise your disclosure here to clarify the extent to which any of the restrictions listed currently apply to any cash, assets, or dividends that could be transferred from your subsidiaries.

Use of Proceeds, page 26

2.   We note your revised disclosure in response to comment 9, including that your "first foray into Southeast Asia market is through the development of a Frozen Seafood Processing Factory in West Nusa Tenggara, Indonesia." Please revise your use of proceeds disclosure to clearly disclose the portion of your proceeds, if any, that will be allocated to the development of this factory. In this regard, we note your disclosure that 30% of your net proceeds will be used to explore growth through the opportunities to collaborate with suitable partners in related industries through strategic alliances, joint ventures, acquisitions and investments, and that you have not yet determined the target. With respect to your expansion plans, please revise your disclosure as appropriate throughout your filing, including your risk factors, to clearly disclose whether you are actively seeking expansion opportunities other than the factory in Indonesia, and the intended timing for any additional expansion plans.

Management's Discussion And Analysis Of Financial Conditions And Results Of Operations
Liquidity and Capital Resources, page 45

3.   Please clarify how the *decrease* in contract assets for the year ended December 31, 2022 resulted from advances paid to subcontractors while the *increase* in contract assets for the year ended December 31, 2021 also resulted from advances paid to subcontractors.

Business
Our Services, page 52

4.   We note your response to comment 17. Please revise the disclosure in your filing to state that the graphics depicted throughout this section represent actual images of your systems and products.

Material Agreements with Customers, page 57

5.   We note your revised disclosures in response to comment 19. In addition to the material terms you have discussed in your revised disclosure, please disclose the amount of fee or other payments that have been made by the parties to the contracts to date.

Industry, page 65

6.   We note your response to comment 24 and reissue the comment. Please tailor your
        discussion in this section to clearly discuss the industry in which your company operates,
        including historical and expected economic growth trends relating to your business
        specifically, and remove overly broad disclosure from this section. If you intend to focus
        on specific sectors, please qualify your statements about growth rates of the agriculture
        industry as a whole accordingly. Where you discuss Historical Market Performance and
        Growth Forecast for the Agriculture Sector in Malaysia as a whole, please clarify the
        portion of this growth that is related to the subsets in which your company operates or
        intends to operate.

Regulations, page 80

7.   We note your response to comment 25 and reissue the comment. Please revise your
        disclosure to include a discussion of environmental regulations, as it apperas that these
        regulations may have a material impact on your operations. See Item 4.B.8. of Form 20-F.
        In this regard, we note your disclosure on page 11 that "[a] substantial portion of our
        revenue is derived from services related to shrimp farming, which if done incorrectly can
        pollute nearby groundwater or coastal estuaries which may result in our customer being
        exposed to environmental claims whereby the customer may suffer claims and actions
        brought against them by the relevant governmental entities or other third parties," and
        your disclosure elsewhere regarding your customer concentration risks.

Enforceability of Civil Liabilities, page 114

8.   We note your revised disclosure that one of your directors resides in Hong Kong.
        Amend your disclosure in this section to discuss the enforcement risks related to civil
        liabilities due to your director being located in Hong Kong. For example, discuss more
        specifically the limitations on investors being able to effect service of process and enforce
        civil liabilities in Hong Kong, lack of reciprocity and treaties, and cost and time
        constraints. Please also revise your risk factor on page 14, which should contain
        disclosures consistent with this section, and include the risk in your summary risk factor
        disclosure.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Contract Assets, net, page F-11

9.   We reference the changes made in response to prior comments 31 and 32 regarding
        contract assets, net. Under ASC 606, a contract asset arises when an entity transfers a
        good or performs a service in advance of receiving consideration from a customer, as
        agreed upon. Please provide us with your analysis of ASC 606-10-45 in concluding that
        the "excess of amounts paid to suppliers over progress towards completion of sub-
        contracting activities on customers' contracts" represents a contract asset. In this regard, if

these amounts are advances made to subcontractors, as described on page 49, tell us why they should not be presented as such.

<u>Revenue Recognition, page F-14</u>

10.   We note that you use subcontractors and that you consider the guidance related to principal or an agent accounting "in conjunction with the terms in its arrangements with both suppliers and customers." Please provide us with your analysis under ASC 606-10-25-25 in determining whether you control the services provided to customers before it is transferred to the end consumer related to the development of new aquaculture and agriculture farms as well as the upgrade of aquaculture and agriculture farms. In this regard, we reference your disclosure that the cost of development of new aquaculture and agriculture farms as well as upgrading of aquaculture and agriculture farms is mainly comprised of subcontracting costs. Please refer to ASC 606-10-55-36 through 55-40.

Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Yarona L. Yieh, Esq.